December 14, 2006

Mr. William Bennett	Via EDGAR and facsimile (202) 772-9205
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington, D.C. 20549

Re: Eagle Broadband, Inc. (the “Company” or “Eagle”)
Registration Statement on Form S-1
File No.: 333-138459
Filed November 6, 2006
Amended November 21, 2006

Dear Mr. Bennett:

Based on our telephone discussion yesterday, below is the Company’s supplemental response to Michele Anderson’s comment letter dated December 1, 2006.

In Ms. Anderson’s letter, it states that the current and past transactions being registered constitute approximately 48.8% of the Company’s outstanding stock as of November 1, 2006, which was 17,656,797 shares. I believe the Staff calculated this percentage as follows:

Registration Statement	Effectiveness Date	No. of Shares
333-132635	04/27/06	690,873
333-134108	05/25/06	2,000,000
333-136232	08/16/06	2,500,000
333-138459		3,431,187
Total shares		8,622,060
Total outstanding at 11/01/06		17,656,797
Percentage		48.8%

Please note that in the first registration statement listed above, 339,444 of these shares were registered in connection with a convertible debenture and a warrant issued to Dutchess. Also, in the current registration statement, 631,187 of the shares were included in connection with the same two instruments. It is the Company’s position that this total of 970,631 shares should not be included in this analysis.

This position is based on your statements that due to the aggregate size of these transactions, it calls into question whether these offerings are being made by Dutchess or on behalf of Eagle; and if the latter, the fact that transactions under the equity line are at-the-market offerings, the Company cannot rely on Rule 415 because it is not eligible to use Form S-3 for a primary offering. The shares underlying the convertible debenture and warrant should not be included in this analysis because the resale by Dutchess of the shares underlying those instruments are clearly secondary offerings and not at-the-market offerings by the issuer. In fact, the Company is eligible to use Form S-3 to register the shares underlying these two instruments as secondary offerings; but for convenience chose to include such shares on the same form as the shares underlying the equity line.

During the last six months, the Company has issued 4,297,526 shares to Dutchess pursuant to the equity line agreement. The Company proposes to amend the current registration statement to reduce the total number of shares to 2,000,000, for issuance solely in connection with the equity line, and will not include any shares underlying the convertible debenture or the warrant. Integrating this reduced amount with the number of shares issued to Dutchess over the last six months results in an aggregate transaction amount of 6,297,526 shares, constituting 34.3% of the Company’s outstanding shares, which as of the date of this letter is 18,353,204 shares.

As we discussed yesterday, the resolution of this issue and the ability of the Company to access the equity line is critical to the Company, and we would greatly appreciate a response as soon as possible.

If you have any questions regarding the foregoing, please call me at (281) 538-6014.

Very truly yours,

/s/ Jeff Adams
Jeff Adams
Corporate Counsel